Exhibit 99.1

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made as of the __ day of ___________ 2018, by and between Todos Medical Ltd., a company organized under the laws of the State of Israel (the “Company”) and ______ (the “Subscriber”). The Company and the Subscriber are referred to collectively as the “Parties” and each as a “Party”.

W I T N E S S E T H:

WHEREAS, the Company is a public company organized under the laws of the State of Israel, company number 51-443712-8, whose securities are quoted on the U.S. OTCQB marketplace of OTC Link (“OTCQB”), under the symbol “TOMDF.”; and

WHEREAS, the Company has an authorized share capital of 1,000,000,000 ordinary shares with NIS 0.01 par value (“Ordinary Shares”), out of which 70,979,411 are issued and outstanding; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to raise equity financing by way of private placement of the Ordinary Shares, and warrants to purchase Ordinary Shares, all on the terms and conditions more fully set out in this Agreement; and

WHEREAS, the Subscriber wishes to invest in the Company an amount of US$100,000, upon and subject to the terms and conditions contained hereinafter.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1.	Issue and Allotment of Securities.

1.1. Subject to the terms and conditions hereof, upon the Closing (as defined below) the Company shall issue and allot to the Subscriber and the Subscriber shall purchase from the Company a total amount of 800,000 Ordinary Shares of the Company (the “Subscription Shares”) in total consideration of US$ 100,000 (the “Subscription Amount”), which reflects a share price of US$0.125 (the “PPS”); and (b) a warrant to purchase additional 600,000 Ordinary Shares of the Company, with no additional consideration, upon the terms specifically detailed in the form of warrant attached hereto as Schedule A (the “Warrant Shares”).

1.2. The Subscription Shares shall be listed for trading on the OTCQB. When the Warrant Shares are issued in accordance with the provisions of the applicable warrant, the Warrant Shares shall be listed for trading on the OTCQB.

1.3. The Subscription Shares and the Warrant Shares collectively shall be refereed as the – “Subscription Securities”).

2.	Closing

2.1. The consummation of the transactions contemplated by Section 1.1 of this Agreement (the “Closing”) shall take place upon the signing of this Agreement (the “Closing Date”).

2.2. Transactions at Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

2.2.1. The Subscriber shall transfer the Subscription Amount to the Company by bank transfer to the following account or pursuant to other payment instructions reasonably acceptable to the Subscriber, which shall be provided by the Company to the Subscriber (the “Bank Account”):

Account Name: Todos Medical Ltd.

Bank:

Branch:

Bank Address:

IBAN:

Account:

2.2.2. The Company shall deliver to its registration company (the “Registration Company”), with a copy to the Subscriber, all the documents and information needed in order to deposit the Subscription Shares of the Subscriber in the Subscriber’s account(s) (which details shall be provided by the Subscriber to the Company prior to or on the Closing Date).

2.3. Subject to the laws and regulations applicable to the Subscriber, the Subscriber shall deliver and/or procure the delivery to the Company of any information or document with respect of the Subscriber and/or the transactions contemplated by this Agreement required, if so required, under any applicable laws and regulations to be filed by the Company with the Securities and Exchange Commission (the “SEC”), all in substance and form to the reasonable satisfaction of the Company.

2.4. The Subscriber shall only sell any Subscription Securities in the U.S. or to a U.S. person pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Subscriber understands that the offering and sale of the Subscription Securities is intended to be exempt from registration under the Securities Act, by virtue of Section 4(a)(2) thereof and the provisions of Regulation D as promulgated by the SEC thereunder, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Agreement. The Subscriber hereby acknowledges that the Company accepts no responsibility for Subscriber’s compliance with U.S. state and U.S. federal securities laws.

3.	Representations and Warranties of Company

The Company represents and warrants to the Subscriber that as of the date hereof and as of the Closing Date:

3.1. The Company is a corporation duly organized and validly existing under the laws of the State of Israel. The Company is duly qualified to conduct its business and has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses.

3.2. The Company has the full corporate power and authority to execute and deliver this Agreement and to consummate the transaction contemplated hereunder. There are no any other consents, approvals, authorizations or permits required on its part for the consummation of the transaction contemplated hereunder. The Company has duly and validly executed and delivered this Agreement, which constitutes a valid, binding and enforceable obligation of the Company in accordance with its terms.

3.3. The Subscription Shares and Warrant Shares, when issued and allotted in accordance with this Agreement will be (i) duly authorized, validly issued, fully paid, non-assessable, (ii) issued in compliance with all applicable laws, (iii) free of any rights of first refusal, co-sale rights, preemptive rights or any other applicable subscription or participation rights and (iv) free and clear of any liens, claims, encumbrances or third party rights of any kind, subject to lock-up requirements as prescribed pursuant to relevant laws and regulations.

3.4. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement, will not (i) conflict with or violate the organizational documents of the Company, and (ii) violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or by which any of its properties or assets is bound or affected.

3.5. The offer, issue, and sale of the Subscription Shares and the Warrant Shares contemplated hereby are exempt from the prospectus requirements under the Israeli Securities Law. Neither the Company nor any authorized agent acting on its behalf will knowingly take any action hereafter that would cause the loss of such exemptions.

3.6. The reports of the Company as reported to the SEC include all information required by applicable law. There is no material information with regard to the Company that was not reported in the framework of the Company public reports. Except for the representations and warranties set forth in Section 5 herein, the Company did not receive any other representations or warranties from the Subscriber.

4.	Representations and Warranties of the Subscriber.

The Subscriber represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

4.1. The Subscriber has the full corporate power and authority to execute and deliver this Agreement and to consummate the transaction contemplated hereunder. There are no consents, approvals, authorizations or permits required on the part of the Subscriber for the consummation of the transaction contemplated hereunder. The Subscriber has duly and validly executed and delivered this Agreement, which constitutes a valid, binding and enforceable obligation of the Subscriber in accordance with its terms.

4.2. Except as set out in Section 3, the Subscriber acknowledges that the Company has made no other representations and warranties to it and Subscriber has relied exclusively on publicly available information.

4.3. The Subscriber shall execute the applicable undertakings in the form attached hereto as Schedule B. To the extent the Subscriber is a U.S. investor, at the time such Subscriber was offered the Subscription Shares and the Warrant Shares, the Subscriber was, and as of the date hereof is, an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act. The Subscriber hereby represents and warrants to the Company that the Subscriber's responses to the investor questionnaire substantially in the form attached as Schedule B to this Agreement are true, correct and complete in all respects.

4.4. If a Subscriber is a qualified investor pursuant to the first schedule of the Israeli Securities Law (a “Qualified Investor”), such Subscriber undertakes, subject to any applicable laws and regulations, to provide the Company with all necessary information and documents required at the sole discretion of the Company, to support his classification as a Qualified Investor, including, inter alia, a signed declaration in the form attached hereto as Schedule C.

5.	Miscellaneous

5.1. Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the transferees, successors, assigns, heirs, executors, and administrators of the parties hereto; provided, however, that this Agreement and all rights and obligations hereunder may not be assigned or transferred without the prior written consent of the other Party.

5.2. Further Assurances. Each of the parties hereto shall perform such further acts and execute and deliver such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

5.3. Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

5.4. Entire Agreement; Amendment and Waiver. This Agreement and the Schedules attached hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. The Company makes and has given no other warranties or representations, other than as expressly contained herein. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all the Parties hereto. The recitals hereto constitute an integral part of this Agreement.

5.5. Taxes; Expenses. Each party hereto shall pay its own fees, expenses and taxes incurred in connection with the transactions contemplated by this Agreement.

5.6. Notices. All notices and other communications required or permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such Party's address as set forth below or at such other address as the Party shall have furnished to each other Party in writing in accordance with this provision:

if to the Company:

_____________________, Israel

Tel: +972 ________________

Fax: +972 _______________

if to the if to the Subscriber:

Address – _______________________, Israel

Tel: +972

Fax: +972

5.7.  Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

5.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

[Signature Page – Subscription Agreement]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first hereinabove set forth.

TODOS MEDICAL LTD.	INVESTOR

By:	By:
Signature:	Signature:

SCHEDULE A

Warrant

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

ORDINARY SHARES PURCHASE WARRANT

[_____________]

Warrant Shares: 600,000	Initial Exercise Date: November __, 2018

THIS ORDINARY SHARES PURCHASE WARRANT (the “Warrant”) certifies that, for value received, ______ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the Termination Date (as defined below) but not thereafter, to subscribe for and purchase from Todos Medical Ltd. a company organized under the laws of the State of Israel (the “Company”), up to 600,000 Ordinary Shares (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one Ordinary Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Subscription Agreement (the “Purchase Agreement”), dated November __, 2018, among the Company and the purchaser signatory thereto.

Section 2. Exercise.

a)  Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the earlier of (a) 5:00 p.m. (New York City time) on November ___, 2021 or (b) immediately prior to the closing of a merger, reverse merger or acquisition of the Company with another entity (including change of control event) (the “Termination Date”) by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (“Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

Schedule A - 1

b)  Exercise Price. The exercise price per Ordinary Share under this Warrant shall be the lower of (a) $0.12.5 or (B) the average of the closing price of Company’s Ordinary Shares quoted on the OTCQB for the five (5) Trading Days immediately preceding an exercise of this Warrant (the “Exercise Price”).

c)  [RESERVED]

d) Mechanics of Exercise.

i.  Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Ordinary Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Exercise.

Schedule A - 2

ii.    Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.  Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv.  [RESERVED]

v.  No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.  Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii.  Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Schedule A - 3

e)       Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Shares Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding shares of Ordinary Shares, a Holder may rely on the number of outstanding shares of Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Ordinary Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of shares of Ordinary Shares then outstanding.  In any case, the number of outstanding shares of Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Ordinary Shares outstanding immediately after giving effect to the issuance of shares of Ordinary Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Ordinary Shares outstanding immediately after giving effect to the issuance of shares of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Schedule A - 4

Section 3. Certain Adjustments.

a)  Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Ordinary Shares or any other equity or equity equivalent securities payable in shares of Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Ordinary Shares into a smaller number of shares or (iv) issues by reclassification of shares of the Ordinary Shares any shares of share capital of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)  Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

c)  Notice to Holder.

i.  Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.  Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of the Company of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Schedule A - 5

Section 4. Transfer of Warrant.

a)  Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)  New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

Schedule A - 6

c)  Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)  Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

e)  Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

a)  No Rights as Shareholder Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b)  Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)  Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d)  Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Schedule A - 7

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)  Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f)  Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

g)  Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)  Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i)   Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or as a shareholders of the Company, whether such liability is asserted by the Company or by creditors of the Company.

Schedule A - 8

j)   Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)  Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l)   Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)  Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)  Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

Schedule A - 9

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

TODOS MEDICAL LTD.

By:
Name:
Title:

Schedule A - 10

NOTICE OF EXERCISE

To: [________]

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

(4) Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________

Signature of Authorized Signatory of Investing Entity: _________________________________________________

Name of Authorized Signatory: ___________________________________________________________________

Title of Authorized Signatory: ____________________________________________________________________

Date: ________________________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______
Holder’s Signature:____________________________
Holder’s Address:_____________________________